UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Security Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

814131405

(CUSIP Number)

Brian D. Fitzgerald
c/o Capital Partners, Inc.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831
(203) 625-0770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,945

	8.	Shared Voting Power 4,983,361

	9.	Sole Dispositive Power 513,945

	10.	Shared Dispositive Power 4,983,361

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,497,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ 82,453

13.	Percent of Class Represented by Amount in Row (11) 81.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS, Inc. #51-0315515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 527,689

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 527,689

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,983,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Partners, Inc. #13-3109595

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CP Acquisition, L.P. No. 1 #51-0328383

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,455,672

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,455,672

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Partners, L.P. #06-1326750

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. George Gebauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,198

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,198

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Schlueter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 38,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1.0%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

THIS STATEMENT CONSTITUTES AMENDMENT NO. 14 TO THE SCHEDULE 13D PREVIOUSLY FILED.

Item 1.	Security and Issuer

This Amendment No. 14 to Schedule 13D (originally filed on November 24, 1989 as subsequently amended) (this “Amendment No. 14”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Security Capital Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.

Item 2.	Identity and Background

(a)                                  This Amendment No. 14 is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation, Capital Partners, Inc., a Connecticut corporation, CP Acquisition, L.P. No. 1, a Delaware limited partnership, FGS Partners, L.P., a Connecticut limited partnership, A. George Gebauer and William R. Schlueter  (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b) and (c) See Schedule A hereto.

(d) and (e)                                         During the past five years, no Reporting Person or any other person listed in Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) See Schedule A hereto.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following paragraphs:
(a) - (j)

On August 13, 2004, Brian D. Fitzgerald delivered a letter (the “Increased Offer Letter”) to the Issuer, which revises the Revised Offer Letter described in Amendment No. 13 by increasing the price from $9.50 per share to $9.65 per share.

The foregoing description of the Increased Offer Letter is qualified in its entirety by reference to the full text of the Increased Offer Letter, which is attached as Exhibit 2 hereto, and is incorporated herein by reference.

Other than described above or previously reported herein, none of the Reporting Persons nor any of the other persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the events listed in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended by adding the following exhibits:
(1) Joint Filing Agreement, dated as of August 17, 2004, among the Reporting Persons.
(2) Offer Letter, dated August 13, 2004, from Brian D. Fitzgerald to the Issuer.

[Signature Pages to Amendment No. 14 Follow]

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2004

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald

FGS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

CAPITAL PARTNERS, INC.

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

CP ACQUISITION, L.P. NO. 1

By: FGS, Inc.
Its: General Partner

	By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President and Treasurer

FGS PARTNERS, L.P.

By: Capital Partners, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
	Name:	Brian D. Fitzgerald
	Title:	President

/s/ A. George Gebauer
A. George Gebauer

/s/ William R. Schlueter
William R. Schlueter

SCHEDULE A

FGS, Inc.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of FGS, Inc., a Delaware corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	Vice President, Secretary & Director

FGS, Inc. is a general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald and Gebauer are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  Except as previously reported under Item 5, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of Capital Partners, Inc., a Connecticut corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	VP & Managing Director
William R. Schlueter	-	VP & Managing Director
Ryan D. Bell	-	Vice President
Wendy E. Bolton	-	Secretary

Capital Partners, Inc. is a general partner of, holds investments directly in, and provides administrative services for CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald, Gebauer, Schlueter and Bell and Ms. Bolton are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  Except as previously reported under Item 5, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

FGS Partners, L.P.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

FGS Partners, L.P. is a Connecticut limited partnership.

General Partner: Capital Partners, Inc.

FGS Partners, L.P. is general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

CP Acquisition, L.P. No. 1

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

General Partners:                                   FGS, Inc., Capital Partners, Inc., FGS Partners, L.P.

CP Acquisition, L.P. No. 1 is the limited partnership which owns the Class A Common Stock of the Issuer. See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. Brian D. Fitzgerald under the descriptions of FGS, Inc., Capital Partners, Inc., FGS Partners, L.P. and CP Acquisition, L.P. No. 1 above.

A. George Gebauer

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. A. George Gebauer under the descriptions of FGS, Inc. and Capital Partners, Inc. above.

William R. Schlueter

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Mr. William R. Schlueter under the description of Capital Partners, Inc. above.

Wendy E. Bolton

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Ms. Wendy E. Bolton under the description of Capital Partners, Inc. above.

Ryan D. Bell

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Mr. Ryan D. Bell under the description of Capital Partners, Inc. above.

INDEX OF EXHIBITS TO AMENDMENT NO. 14
TO SCHEDULE 13D

Exhibit No.	Description

1	Joint Filing Agreement, dated as of August 17, 2004, among the Reporting Persons.

2	Offer Letter, dated August 13, 2004, from Brian D. Fitzgerald to Security Capital Corporation.